Exhibit 10.38

September 8, 2004

Mr. Tom Gallivan 3383 Shady Spring Lane Mountain View, CA 94040	1933 Milmont Drive Milpitas, California 95035 P 408.240.8300 F 408.321.0293 www.rackable.com

Dear Tom,

Rackable Systems, Inc. (“Rackable” or the “Company”) is pleased to offer you the position of Vice President of Worldwide Sales, reporting to the Chief Executive Officer. This letter sets forth the terms of this offer.

1.	Base Salary. Annual base salary of $160,000. You will be paid 1/26 of this amount every 2 weeks, or a total of $6,153.85 (gross) less payroll deductions and all required withholdings. You shall devote your best efforts and your full business time, business judgment, business skill, knowledge and attention to advancing the business and affairs of Rackable and its affiliates.

2.	2004 Q4 Bonus Plan. For the 4th quarter of 2004, you will be eligible for a $25,000 (gross) bonus based upon specific objectives set by the CEO. The actual bonus amount will be determined by your performance to the defined objectives, and is expected but not guaranteed to be paid at a rate of 80% or more of the eligible bonus amount. Assuming your continued employment through the fourth quarter of calendar year 2004, Rackable will pay out the bonus in the first regular payroll run of 2005, less payroll deductions and all required withholdings.

3.	2005 Incentive Compensation / Bonus. You are eligible to receive incentive compensation for calendar year 2005 that will be computed as an override of 0.1% of the company’s revenue performance (net of returns) on first $160 million in revenues, 0.2% thereafter to $200 million in revenues and 0.3% on all revenues above $200 million. If the company were to achieve $250 million in revenues, the gross bonus amount would be $390,000 (160M*0.1% + $40M*.2%+ $50M *0.3%). If annualized gross margins fall below the target of 17%, it may be necessary to modify the bonus structure prospectively. Bonus amounts will be computed quarterly and will be paid during the first regular payroll run of the following quarter, less payroll deductions and all required withholdings. For 2006 and beyond, your compensation and bonus structure shall be determined annually. These bonus amounts are computed based upon organic revenue growth due to growth in Rackable Systems’ direct sales force, its cultivation of indirect channels, etc., but are not intended to apply to revenues associated with acquisition of other companies. To the extent that Rackable does acquire another company or companies with significant revenues, we will agree upon modifications to this incentive structure accordingly.

4.	Equity position. It will be recommended to the Board of Directors that you be granted a stock option to purchase 150,000 shares of Common Stock under

Tom Gallivan’s Offer Letter

September 8, 2004

Rackable’s Employee Stock Option Plan. It will be recommended to the Board of Directors that these options be priced at $4.00 per share. Your options will be subject to a five year vesting schedule, with vesting to commence as of your start date as an employee under this Agreement. Your options shall only vest if you have been continuously employed by Rackable from the Start Date listed below through the applicable option vesting date (e.g., at the end of the first year of employment or the applicable monthly period thereafter as set forth in the next sentence). Under the vesting schedule, your option shares would vest at the rate of 20% upon completion of the first year of employment, with an additional 1.6667% of such shares vesting for each full month of continuous employment completed after the first anniversary. Your options, if approved, shall be granted subject to all of the terms and conditions set forth in an option agreement prepared by Rackable and executed by you and Rackable (the “Stock Option Agreement”) and the grant of such options shall be conditioned upon the execution of such Stock Option Agreement.

5.	Acceleration upon change of control. You will be eligible for immediate vesting of all unvested shares upon the occurrence of both (a) a “change of control” and (b) any one of the following within 12 months after “change of control”, termination without cause; given a position of substantially lesser responsibility; or required to relocate, the specific terms of which shall be set forth in your Stock Option Agreement. “Change of control” is defined as an exchange of more than 50% of Rackable’s equity securities in an acquisition.

Rackable also offers a benefits package, including medical and dental insurance coverage, three weeks vacation annually, and sick leave and paid holidays as specified by Rackable policy for all employees.

Your employment with Rackable is for no specified term and is “at will,” and may be terminated by you or Rackable at any time, with or without cause or advance notice.

This letter, the Company’s agreement relating to proprietary rights between you and Rackable to be provided by the Company to you (the “Inventions Agreement”) and, if approved by the Board of Directors, the form of option agreement between you and Rackable relating to your option grant described above set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. It is a condition to this offer and your employment that you execute the Inventions Agreement on or prior to your acceptance of this offer letter. You also must comply with all Company policies and rules. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. You agree to treat with confidentiality the terms of this offer and to not disclose or discuss or release any such terms to any person or entity (except your attorney, accountant and other consultants) without the consent of the Board of Directors of the Company. This letter may not be modified or amended, except by a written agreement, signed by the Company and you.

Tom Gallivan’s Offer Letter

September 8, 2004

Tom, we believe this position will provide you with an excellent opportunity for professional growth, as well as offering you the excitement and rewards of a dynamic and growing company. Rackable feels the single most important factor in our success will be our people. We are confident that the skills and background you bring to us will be instrumental to Rackable’s success.

Please keep a copy and return the signed original of this offer letter to me by September 10, 2004. As we’ve discussed, we look forward to you joining our team and starting on or before September 13, 2004.

Sincerely,

RACKABLE SYSTEMS, INC.

By:	/s/ Thomas K. Barton
Thomas K. Barton Chief Executive Officer

I agree to and accept this offer of employment with RACKABLE SYSTEMS, Inc.

]	09/13/04
Name	Start Date